Exhibit 4.4











                    ASSET PURCHASE AGREEMENT

                           dated as of

                       September 26, 1997

                              among

                PAREXEL International Corporation

                    Perceptive Systems, Inc.

                      and Howard W. Foster









                        TABLE OF CONTENTS


ARTICLE I DEFINITIONS                                           1

 1.01.  Definitions                                            1

ARTICLE II PURCHASE AND SALE                                    3

 2.01.  Purchase and Sale                                      3
 2.02.  Excluded Assets                                        5
 2.03.  Assumption of Liabilities                              5
 2.04.  Excluded Liabilities                                   5
 2.05.  Assignment of Contracts and Rights                     6
 2.06.  Purchase Price; Allocation of Purchase Price           7
 2.07.  Closing                                                7
 2.08.  Certificates for Parent Stock                          9

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER AND FOSTER 9

 3.01.  Corporate Existence and Power                          9
 3.02.  Authority                                             10
 3.03.  Governmental Authorization                            10
 3.04.  Non-Contravention                                     10
 3.05.  Required Consents                                     10
 3.06.  Financial Statements                                  10
 3.07.  Absence of Certain Changes                            11
 3.08.  Property and Equipment                                12
 3.09.  Sufficiency of Purchased Assets                       12
 3.10.  Title to Purchased Assets                             12
 3.11.  No Undisclosed Material Liabilities                   12
 3.12.  Litigation                                            13
 3.13.  Material Contracts                                    13
 3.14.  Licenses and Permits                                  14
 3.15.  Insurance Coverage                                    14
 3.16.  Compliance with Laws                                  14
 3.17.  Inventories                                           14
 3.18.  Receivables                                           14
 3.19.  Proprietary Rights                                    15
 3.20.  Products                                              16
 3.21.  Finders' Fees                                         16
 3.22.  Other Information                                     17
 3.23.  Environmental Compliance                              17
 3.24.  Representations                                       17
 3.25.  Purchase for Investment                               17
 3.26.  Consultants                                           17
 3.27.  Site Licenses                                         17
 3.28  Source Code Licenses                                   17
 3.29  Other Licenses                                         18
 3.30  Resellers, Distributors, etc.                          18

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER             18

 4.01.  Organization and Existence                            18
 4.02.  Corporate Authorization                               18
 4.03.  Governmental Authorization                            18
 4.04.  Non-Contravention                                     18
 4.05.  Common Stock                                          19

ARTICLE V COVENANTS OF SELLER                                  19

 5.01.  Conduct of the Business                               19
 5.02.  Access to Information                                 19
 5.03.  Notices of Certain Events                             20
 5.04.  Noncompetition and Nonsolicitation                    20
 5.05.  Confidentiality                                       21
 5.06.  Trademarks; Tradenames                                21
 5.07.  No Negotiation with Third Parties                     22
 5.08.  Use of Proprietary Rights                             22
 5.09.  Continuing Disclosure                                 22

ARTICLE VI COVENANTS OF BUYER                                  23

 6.01.  Confidentiality                                       23
 6.02  Software Engineer                                      23

ARTICLE VII COVENANTS OF BOTH PARTIES                          23

 7.01.  Best Efforts; Further Assurances                      23
 7.02.  Certain Filings                                       24

ARTICLE VIII TAX MATTERS                                       24

 8.01.  Tax Definitions                                       24
 8.02.  Tax Matters                                           25
 8.03.  Tax Cooperation; Allocation of Taxes                  25

ARTICLE IX EMPLOYEE BENEFITS                                   26

 9.01.  Employee Benefits Representations                     26
 9.02.  No Third Party Beneficiaries                          27

ARTICLE X CONDITIONS TO CLOSING                                27

 10.01.  Conditions to the Obligations of Each Party          27
 10.02.  Conditions to Obligation of Buyer                    28
 10.03.  Conditions to Obligations of Seller and Foster       29

ARTICLE XI SURVIVAL, INDEMNIFICATION                           29

 11.01.  Survival                                             29
 11.02.  Indemnification                                      29
 11.03.  Environmental Indemnification                        30
 11.04.  Procedures; No Waiver                                30

ARTICLE XII TERMINATION                                        31

 12.01.  Grounds for Termination.                             31
 12.02.  Effect of Termination                                32

ARTICLE XIII MISCELLANEOUS                                     32

 13.01.  Notices                                              32
 13.02.  Amendments; No Waivers                               33
 13.03.  Expenses                                             33
 13.04.  Successors and Assigns                               33
 13.05.  Governing Law                                        33
 13.06.  Counterparts; Effectiveness                          33
 13.07.  Entire Agreement                                     33
 13.08.  Bulk Sales Laws                                      34
 13.09.  Captions                                             34
 13.10.  Jurisdiction                                         34
 13.11.  Other Remedies; Specific Performance                 34


Exhibits

Exhibit A  -- Letter Agreement between Buyer and Howard W. Foster
Exhibit B  -- Form of Assignment and Assumption Agreement and
         Bill of Sale and General Assignment
Exhibit C  -- Form of Assignment of Trademarks
Exhibit D  -- Form of Assignment of Lease
Exhibit E  -- Registration Rights Agreement between Buyer and
Seller


Schedules

Schedule 2.02       Excluded Assets
Schedule 2.03       Assumed Liabilities
Schedule 2.07(e)    Software
Schedule 3.03       Governmental Authorization
Schedule 3.04       Non Contravention
Schedule 3.05       Required Consents
Schedule 3.06       Financial Statements
Schedule 3.08       Property and Equipment
Schedule 3.13       Material Contracts
Schedule 3.14       Licenses and Permits
Schedule 3.18       Receivables
Schedule 3.19 (a) and (b)     Proprietary Rights
Schedule 3.26       Consultants
Schedule 3.27       Site Licenses
Schedule 3.29       Other Licenses
Schedule 3.30       Resellers, Distributors, etc.
Schedule 9.01       Employee Benefits


                    ASSET PURCHASE AGREEMENT


       AGREEMENT dated as of September 26, 1997 among PAREXEL International Corporation, a Massachusetts corporation ("Buyer"), Perceptive Systems, Inc. a Colorado corporation doing business as Hayden Image Processing Group ("Seller"), and Howard W. Foster, sole stockholder of Seller ("Foster").

                      W I T N E S S E T H :

       WHEREAS, Seller develops, produces and markets image analysis and related software (including without limitation, whether commercially available or under development, software known as CHESHIRE and ALICE) and provides consulting and product development services to clients (the "Business");

       WHEREAS, Buyer desires to purchase substantially all of the assets of the Business from Seller, and Seller desires to sell substantially all of the assets of the Business to Buyer, upon the terms and subject to the conditions hereinafter set forth;

       NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:


                            ARTICLE I

                           DEFINITIONS


       Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

       "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.

       "Ancillary Agreements" means the Letter Agreement between Buyer and Foster attached hereto as Exhibit A, the Bill of Sale and General Assignment in the form attached hereto as Exhibit B, the Assignment of Trademarks in the form attached hereto as Exhibit C, the Assignment of Lease in the form attached hereto as Exhibit D and the Registration Rights Agreement in the form attached hereto as Exhibit E.

       "Balance Sheet" means the unaudited balance sheet of the Business as of
June 30, 1997 found in Schedule 3.06.

       "Balance Sheet Date" means June 30, 1997.

       "Closing Date" means the date of the Closing.

       "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset except for (a) mechanic's materialmen's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

       "Material Adverse Change" means a material adverse change in the business, assets, condition (financial or otherwise), results of operations or prospects of the Business taken as a whole.

       "Material Adverse Effect" means a material adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of the Business taken as a whole.

       "Person" means an individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

       "Proprietary Rights" means all (A) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, re-examination, utility, model, certificate of invention and design patents, patent applications, registrations and applications for registrations, (B) trademarks, service marks, trade dress, logos, tradenames, service names and corporate names and registrations and applications for registration thereof, (C) copyrights and registrations and applications for registration thereof, (D) mask works and registrations and applications for registration thereof, (E) computer software, data and documentation, (F) trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (G) other proprietary rights relating to any of the foregoing (including without limitation associated goodwill and remedies against infringements thereof and rights of protection of an interest therein under the laws of all jurisdictions) and
(H) copies and tangible embodiments thereof.

       "Seller's Proprietary Rights" means all Proprietary Rights relating to the Business and listed on Schedule 3.19(a) attached hereto.

       (b) Each of the following terms is defined in the Section set forth opposite such term:

          Term                          Section

       Allocation Statement               2.06
       Apportioned Obligations            8.03
       Assumed Liabilities                2.03
       Buyer Common Stock                 2.06
       Closing                            2.07
       Code                               8.01
       Contracts                          2.01
       Environmental Liabilities          3.23
       ERISA                              9.01
       Excluded Assets                    2.02
       Excluded Liabilities               2.04
       Financial Statements               3.06
       Indemnified Party                 11.04
       Indemnifying Party                11.04
       Loss                              11.02
       Permit                             3.14
       Petty Cash                         2.01
       Post-Closing Tax Period            8.01
       Pre-Closing Tax Period             8.01
       Purchased Assets                   2.01
       Purchase Price                     2.06
       Required Consent                   3.05
       Software                           2.07
       Taxes                              8.01

                           ARTICLE II

                        PURCHASE AND SALE

       2.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and Seller and Foster agree to sell, transfer, assign and deliver, or cause to be sold, transferred, assigned and delivered, to Buyer at Closing, free and clear of all Liens, all of the assets, properties and business, other than the Excluded Assets, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used in the conduct of the Business of Seller as the same shall exist on the Closing Date, including without limitation all assets shown on the Balance Sheet and not disposed of in the ordinary course of business, and all assets of the Business acquired by Seller and Foster between the Balance Sheet Date and the Closing Date (the "Purchased Assets"), and including, without limitation, all right, title and interest of Seller, its Affiliates and Foster in, to and under such of the foregoing as are more specifically described below:

      (i) all real property and leases of, and other interests in, real property, in each case together with all buildings, fixtures, and improvements erected thereon;

     (ii) all personal property and interests therein, including machinery, equipment, furniture, office equipment, communications equipment, vehicles, storage tanks, spare and replacement parts, fuel and other tangible property, including without limitation the items listed on Schedule
   3.08;

    (iii) all raw materials, work-in-process, finished goods, supplies and other inventories, wherever situated;

     (iv) all rights under all contracts, agreements, leases, licenses, sales and purchase orders and other instruments, including without limitation the items listed on Schedule
   3.13 (collectively, the "Contracts");

      (v) all accounts, notes and other receivables of the Seller;

     (vi) all prepaid expenses and deposits including without limitation ad valorem taxes, leases and rentals;

    (vii) all of Seller's cash and cash equivalents on hand and in banks as of the Closing Date and all petty cash located at operating facilities of the Business ("Petty Cash");

   (viii) all of Seller's rights, claims, credits, causes of action or rights of set-off against third parties relating to the Purchased Assets, including, without limitation, unliquidated rights under manufacturers' and vendors' warranties;

     (ix) all of Seller's Proprietary Rights owned, licensed or used in the Business including without limitation the items listed on Schedule 3.19 (such software in source code and object code forms, fully documented including any and all related technical and user documentation);

      (x) all transferable licenses, permits or other governmental authorizations affecting, or relating in any way to, the Business, including without limitation the items listed on Schedule 3.14;

     (xi) all books, records, files and papers, whether in hard copy or computer format, including, without limitation, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records, and any information relating to Taxes imposed on the Purchased Assets; and

    (xii) all right, title and interest of Seller and Foster in or to any prototypes, enhancements, improvements, or other tangible work product, technology or process developed, created or otherwise acquired in connection with the design, research and development, implementation, market research or marketing of products of the Business; and

   (xiii) all goodwill associated with the Business or the Purchased Assets, together with the right to represent to third parties that Buyer is the successor to the Business.

       2.02. Excluded Assets. Buyer expressly understands and agrees that Buyer is acquiring substantially all of the assets of Seller and that the following assets and properties of Seller (the "Excluded Assets") shall be excluded from the Purchased
Assets:

      (i) rights under those contracts, agreements and commitments listed on Schedule 2.02 and under this Agreement;

     (ii) the right of Seller and Foster to receive the purchase price; and

    (iii) any Purchased Assets sold or otherwise disposed of in the ordinary course of the operation of the Business and not in violation of any provisions of this Agreement during the period from the date hereof until the Closing Date.

       2.03. Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the time of Closing, to assume the following liabilities (the "Assumed Liabilities"):

      (i) all operating liabilities accrued on the Balance
   Sheet; and

     (ii) all liabilities arising out of or relating primarily to the Business, and incurred in the ordinary course of Business since the Balance Sheet Date, but only to the extent listed on Schedule 2.03;

    (iii) all liabilities and obligations of Seller arising under the Contracts (other than liabilities or obligations attributable to any failure by Seller to comply with the terms thereof);

     (iv) all obligations of Seller and Foster under that certain Vectra Bank Building Lease by and among the Colorado Building Group, Seller and Foster dated as of September 23, 1994 and extended by that certain letter agreement dated September 27, 1996;

   provided, however, that the foregoing Assumed Liabilities shall be in the aggregate no greater than $5,000.

       2.04. Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller or Foster or any Affiliate of Seller (or any predecessor owner of all or part of its business and assets) of whatever nature whether presently in existence or arising or asserted hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of Seller or its Affiliate (all such liabilities and obligations not being assumed being herein referred to as the "Excluded Liabilities"). Without limiting the foregoing, none of the following shall be Assumed Liabilities for the purposes of this Agreement:

      (i) except to the extent of the specific reserves on the Balance Sheet, any obligation or liability for Tax arising from or with respect to the Purchased Assets or the operation of the Business which is incurred in or attributable to any Pre-Closing Tax Period;

     (ii) except to the extent provided in Article IX, any liabilities or obligations relating to employee benefits or compensation arrangements existing as of the end of the day on the day preceding the Closing Date, including, without limitation, any liabilities or obligations under any of Seller's employee benefit agreements, plans or other arrangements listed on Schedule 9.01;

    (iii) any liability or obligation for damages (whether based on negligence, breach of warranty, strict liability or any other theory) caused by or arising out of or resulting from, directly or indirectly, the sale by Seller or its Affiliates of any products or services prior to the Closing Date;

     (iv) all liabilities and obligations relating to any claim, dispute or litigation asserted or threatened or governmental proceeding or investigation instituted or threatened, arising out of, or in connection with, any alleged violation or noncompliance by Seller of, or failure to perform any obligations imposed upon Seller in its conduct of the Business under any statute, rule, regulation or ordinance pertaining to protection of the environment (including any Environmental Law), employee or occupational safety and health, wage and hour, Hazardous Substances, civil rights, customs and export control and zoning, which alleged violation, noncompliance or failure to perform occurred or existed on or prior to the Closing Date, but only to the extent of such pre-existing violation, noncompliance or failure to perform;

      (v) all liabilities and obligations relating to any products manufactured or sold by the Business on or prior to the Closing Date, including without limitation warranty obligations and product liability claims;

     (vi) any Environmental Liability;

    (vii) any liability or obligation relating to an Excluded
   Asset; and

   (viii) Assumed Liabilities which in the aggregate exceed
   $5,000, as permitted by Section 2.03.

       2.05.  Assignment of Contracts and Rights.
Notwithstanding, anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer or Seller thereunder.
Seller and Foster agree to use their commercially reasonable best efforts (but without any payment of money by Seller or Buyer) to obtain the consent of the other parties to any such Purchased Asset or claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may reasonably request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller thereunder so that Buyer would not in fact receive all such rights, Seller and Buyer will cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sub-licensing, or subleasing to Buyer, or under which Seller or Foster would enforce for the benefit of Buyer, with Buyer assuming Seller's obligations, any and all rights of Seller or Foster against a third party thereto. Seller or Foster will promptly pay to Buyer when received all monies received by Seller under any Purchased Asset or any claim or right or any benefit arising thereunder, except to the extent the same represents an Excluded Asset. In such event, Seller, Foster and Buyer shall, to the extent the benefits therefrom and obligations thereunder have not been provided by alternate arrangements satisfactory to Buyer, Seller and Foster, negotiate in good faith an adjustment in the consideration paid by Buyer for the Purchased Assets.

       2.06.  Purchase Price; Allocation of Purchase Price.
(a) The purchase price for the Purchased Assets (the "Purchase Price") is (i) $200,000 to be paid in shares of common stock of the Buyer, $.01 par value per share ("Buyer Common Stock"), and issued at the Closing; such number of shares to be determined in accordance with Section 2.07(a) below; (ii) the contingent payments as provided for in Section 2.07(e); and (iii) the assumption of the Assumed Liabilities.

       (b) Seller and Buyer agree that $10,000 of the Purchase
Price shall be allocated as consideration for the covenant not to compete set forth in Section 5.04 of this Agreement.

       2.07. Closing. The closing (the "Closing") of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110 at a time and on a date mutually agreeable to Buyer, Seller and Foster as soon as practicable after satisfaction of the conditions set forth in
Article X, but in no event later than September 30, 1997, or at such other time or place as Buyer, Seller and Foster may agree. At the Closing,

       (a) Buyer shall deliver to Seller a stock certificate representing the number of shares of Buyer Common Stock as is determined by dividing $200,000 by the average of the last reported sale price of the Buyer Common Stock on the Nasdaq National Market on each of the ten (10) business days up to and including the second business day preceding the Closing Date (subject to appropriate adjustment in the event of a stock split, reverse stock split, stock dividend or recapitalization by the Company). The certificate shall be duly endorsed by the Buyer's transfer agent and registered in the name of the Seller;

       (b) Seller shall have delivered to Buyer via courier or by hand all source code and object code of the software forming part of the Purchased Assets, fully documented, including any and all related technical and user documentation;

       (c) Seller, Foster and Buyer shall enter into the Ancillary Agreements and Seller and Foster shall deliver to Buyer such bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment (the "Conveyance Documents") as the parties and their respective counsel shall deem reasonably necessary or appropriate to vest in Buyer all right, title and interest in, to and under the Purchased Assets.

       (d) Seller and Buyer shall also execute and deliver all such instruments, documents and certificates as may be reasonably requested by the other party that are necessary, appropriate or desirable for the consummation at the Closing of the transactions contemplated by this Agreement.

       (e) In addition to the payment of stock issued on the Closing Date as provided for in Section 2.07(a), Buyer shall issue to Seller up to three (3) additional stock certificates representing contingent payments from Buyer over the three year period set forth below. The number of shares of Buyer Common Stock issued with respect to each contingent payment will be determined by dividing the dollar value of the contingent payment, calculated as set forth below, by the average of the last reported sale price of Buyer Common Stock on the Nasdaq National Market on each of the ten (10) business days up to and including the last day of each Annual Payment Period (as defined below), subject to appropriate adjustment in the event of a stock split, reverse stock split, stock dividend or recapitalization by the Company. The dollar value of each contingent payment will be calculated as a percentage of "net receipts" (as defined below) collected by the Buyer during the period to which the payment relates (the "Annual Payment Period") and attributable to all licenses, and complete or partial sales or dispositions by the Buyer of the software products listed on Schedule 2.07(e), and their "upgrades" (as defined below), (collectively, the "Software"), according to the following schedule:

During the period beginning with the Closing Date   7.0% of "net
and ending September 30, 1998 :                     receipts"
During the period beginning October 1, 1998 and     5.0% of "net
ending September 30, 1999:                          receipts"
During the period beginning October 1, 1999 and     3.0% of "net
ending September 30, 2000:                          receipts"

Such contingent payments will be paid to Seller along with a statement indicating in detail sufficient for Seller to determine the calculation of such payment, once per year, within 45 days of the last day of each Annual Payment Period beginning with the period ending September 30, 1998. For purposes of this
Section 2.07(e), "net receipts" shall mean all payments actually received by the Buyer with respect to the Software (including, but not limited to, royalties, licensing fees, and proceeds of the complete or partial sale or other disposition of the Software, but excluding consulting fees, maintenance fees or any other service fees paid to Buyer in connection with the Software) net of all sales tax or other similar amounts properly paid or accrued by the Buyer with respect to such payments so received and any amounts refunded or rebated by Buyer to payers of amounts which might otherwise constitute "net receipts". Notwithstanding anything in this Section 2.07 to the contrary at such time as Buyer has issued Common Stock to Seller pursuant to this Section 2.07(e) with a value in the aggregate of $228,000, Buyer's obligation to issue any additional shares of Common under this
Section 2.07(e) shall cease. Seller and Foster agree that Buyer shall use its commercially reasonable best efforts to market and distribute the Software and continue the sale and promotion of the Software until at least September 30, 2000; provided, however, Buyer shall have complete authority related to all decisions with respect to pricing, shipment terms, return policies, distribution discounts and all other marketing related factors in connection with the marketing and distribution of the Software and shall have no liability to Seller or Foster if Buyer's commercially reasonable best efforts to market and distribute the Software are unsuccessful or result in fewer sales than Seller or Foster expect. The term "upgrades" shall mean any modification, enhancement, improvement or version release of the Software as may be generally commercially licensed by the Buyer to third parties.

       2.08. Certificates for Parent Stock. Each certificate for Buyer Common Stock issued to the Seller pursuant to this Agreement shall bear the following legend:

          "The securities represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed of except in accordance with the terms thereof and unless registered with the Securities and Exchange
       Commission of the United States and the
       securities regulatory authorities of certain states or unless an exemption from such registration is available."

                           ARTICLE III

       REPRESENTATIONS AND WARRANTIES OF SELLER AND FOSTER

       Seller and Foster hereby jointly and severally represent and warrant to Buyer as of the date hereof and as of the Closing
Date that:

       3.01. Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Seller has heretofore delivered to Buyer true and complete copies of the corporate charter and bylaws of Seller as currently in effect and no action has been taken or authorized to amend any of such documents.

       3.02. Authority. (a) The execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements, and the consummation by Seller of the transactions contemplated hereby and thereby are within Seller's corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement and each of the Ancillary Agreements to which Seller is a party constitute valid and binding agreements of Seller.

       (b) Foster has the legal power, right and authority to enter into and perform this Agreement, and to perform each of his obligations hereunder. The execution, delivery and performance of this Agreement by Foster does not contravene, or constitute a default under, any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or any other instrument binding upon Foster. This Agreement has been duly executed and delivered by Foster and constitutes a valid and binding obligation of Foster, enforceable in accordance with its terms.

       3.03.  Governmental Authorization.  Except as set forth on
Schedule 3.03, to the knowledge of Seller or Foster, the execution, delivery and performance by Seller and Foster of this Agreement and each of the Ancillary Agreements do not require any action by or in respect of, or filing with, any governmental body, agency, official or authority.

       3.04. Non-Contravention. Except as set forth on Schedule 3.04, to the knowledge of Seller or Foster, the execution, delivery and performance by Seller and Foster of this Agreement and each of the Ancillary Agreements and the consummation of the transactions contemplated hereby do not and will not
(i) contravene or conflict with the corporate charter or bylaws of Seller, (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Seller or the Business; (iii) assuming the receipt of all Required and other Consents, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit relating to the Business to which Seller is entitled under any provision of any agreement, contract or other instrument binding upon Seller or by which any of the Purchased Assets is or may be bound, or any Permit (as defined below) or (iv) result in the creation or imposition of any Lien on any Purchased Asset.

       3.05. Required Consents. Schedule 3.05 sets forth each agreement, contract or other instrument binding upon Seller or Foster or any Permit requiring a consent or any consent that may be required from any former employees or shareholders of Seller, as a result of the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby (each such consent, a "Required Consent").

       3.06. Financial Statements. Seller has previously furnished Buyer with a true and complete copy of the Balance Sheet and the related unaudited statements of operations for the Business taken as a whole for the years ended December 31, 1996, the unaudited interim balance sheet relating to the Business for the six months ended June 30, 1997, and the related unaudited interim statement of operations for the Business taken as a whole for the six months ended June 30, 1997, (collectively, the "Financial Statements") of the Business. The Financial Statements fairly present in all material respects the financial position of the Business as of the dates thereof and its results of operations for the period then ended. The Financial Statements were prepared in accordance with the books and records of the Seller and are attached hereto as Schedule 3.06.

       3.07.  Absence of Certain Changes.  Since the Balance
Sheet Date, Seller has conducted the Business in the ordinary course consistent with past practices, and there has not been:

      (a) Any Material Adverse Change or any event, occurrence, development or state of circumstances or facts which could reasonably be expected to result in a Material Adverse
   Change;

      (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any Seller ownership interest, except Seller may declare, set aside or pay a cash dividend to Foster, provided, however, that Seller maintains cash of at least $5,000 on and as of the Closing Date;

      (c) any incurrence, assumption or guarantee by Seller of any indebtedness for borrowed money with respect to the Business other than in the ordinary course of business and in amounts and on terms consistent with past practices;

      (d) any creation , assumption or other incurrence by Seller of any Lien on any Purchased Asset;

      (e) any damage, destruction or other casualty loss
   (whether or not covered by insurance) affecting the Business or any Purchased Asset which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

      (f) any transaction, contract, agreement or other instrument entered into, or commitment made, by Seller relating to the Business or any Purchased Asset (including the acquisition or disposition of any assets) or any relinquishment by Seller of any contract or other right, in either case, material to the Business taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

      (g) any change in any method of accounting or accounting or collection practice by Seller with respect to the Business;

      (h) any (i) grant of any severance or termination pay to any director, officer or employee of the Business,
   (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any employee of the Business,
   (iii) change in benefits payable under an existing severance or termination pay policies or employment agreements or
   (iv) change in compensation, bonus or other benefits payable to employees of the Business;

      (i) any lease of real or personal property or any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment;

      (j) any making of any loan, advance or capital contributions to or investment in any Person;

      (k) any change in the business or operations or in the manner of conducting the business or operations of the Seller other than changes in the ordinary course of business;

      (l) any mortgage, pledge or subjection of any properties or assets to any claim, Lien or liability, except claims, Liens or liabilities for taxes not yet due;

      (m) any write-down of the value of any inventory, or write-off of any notes or accounts receivable or any portion thereof as uncollectible, other than valuation reserves established for inventory and receivables;

      (n) any cancellation or release of any other debts or claims, or waivers of any rights;

      (o) any sale, transfer or conveyance of any property or assets, except in the ordinary course of business consistent with past practice;

      (p) any disposition of, or lapse, or other failure to preserve the exclusive rights of Seller to any Proprietary
   Rights; or

      (q) any agreement, whether in writing or otherwise, to take any action described in this Section 3.07.

       3.08. Property and Equipment. The Company has good title to, or in the case of leased property has valid leasehold interests in, all property and assets (whether real or personal, tangible or intangible) used regularly in the conduct of the Business . Except as disclosed on Schedule 3.08, none of such properties or assets is subject to any Liens.

       3.09.  Sufficiency of Purchased Assets.  The Purchased
Assets and the Excluded Assets together constitute, and on the Closing Date will constitute, all of the assets or property necessary to operate the Business.

       3.10. Title to Purchased Assets. Upon consummation of the transactions contemplated hereby, Buyer will have acquired good and marketable title in and to, or a valid leasehold interest in, each of the Purchased Assets, free and clear of all Liens.

       3.11. No Undisclosed Material Liabilities. To the knowledge of Seller or Foster, there are no liabilities of the Business of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than:

      (i) liabilities disclosed in any Schedule hereto or provided for in the Balance Sheet; and

     (ii) liabilities incurred in the ordinary course of business consistent with past practices since the Balance
   Sheet Date, which in the aggregate are not material to the Business, taken as a whole.

       3.12. Litigation. There is no action, suit, or proceeding (or to the knowledge of Seller or Foster, any investigation or basis therefor) pending against, or to the knowledge of Seller or Foster, threatened against or affecting, the Business or any Purchased Asset before any court or arbitrator or any governmental body, agency, official or authority.

       3.13. Material Contracts. (a) Except for this Agreement, any Ancillary Agreement entered into by Seller or Foster in connection herewith, or the Contracts disclosed in
Schedule 3.13 or any other Schedule to this Agreement, with respect to the Business, Seller is not a party to or subject to:

      (i) any lease providing for annual rental;

     (ii) any contract or the purchase of materials, supplies, goods, services, equipment or other assets;

    (iii) any sales, distribution or other similar agreement providing for the sale by Seller of materials, supplies, goods, services, equipment or other assets;

     (iv) any partnership, joint venture or other similar contract, arrangement or agreement;

      (v) any contract relating to indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by an asset), except contracts relating to indebtedness incurred in the ordinary course of business;

     (vi) any license agreement, franchise agreement or agreement in respect of similar rights granted to or held by Seller;

    (vii) any agency, dealer, sales representative or other similar agreement;

   (viii) any agreement, contract or commitment that substantially limits the freedom of Seller to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Purchased Asset or that would so limit the freedom of the Buyer after the Closing Date;

     (ix) any agreement, contract or commitment which is or relates to an agreement with or for the benefit of any Affiliate of Seller; or

      (x) any other agreement, contract or commitment not made in the ordinary course of business which is material to the Business taken as a whole.

       (b) Each Contract disclosed in any Schedule to this Agreement or required to be disclosed pursuant to Section 3.13(a) is valid and binding agreement of Seller and is in full force and effect, and neither Seller nor, to the knowledge of Seller and Foster, any other party thereto is in default in any material respect under the terms of any such Contract, nor, to the knowledge of Seller and Foster, has any event or circumstance occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

       3.14. Licenses and Permits. To the knowledge of Seller and Foster, Schedule 3.14 correctly describes each license, franchise, permit or other similar authorization affecting, or relating in any way to, the Business, together with the name of the government agency or entity issuing such license or permit (the "Permits"). Such Permits are valid and in full force and effect and, assuming the related Required Consents have been obtained prior to the Closing Date, are transferable by Seller and will not be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Upon consummation of such transactions, Buyer will, assuming the related Required Consents have been obtained prior to the Closing Date, have all of the right, title and interest in all the Permits.

       3.15. Insurance Coverage. Seller maintains no insurance coverage with respect to the Purchased Assets, the business and operations of the Business and its employees.

       3.16. Compliance with Laws. Seller is not in violation of, has not violated, and to Seller's and Foster's knowledge is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any law, rule, ordinance or regulation, or judgment, order or decree entered by any court, arbitrator or governmental authority, domestic or foreign, applicable to the Purchased Assets or the conduct of the Business, except for violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

       3.17.  Inventories.  The Seller has no inventories.

       3.18. Receivables. Except as set forth on Schedule 3.18, all accounts, notes receivable and other receivables (other than receivables collected since the Balance Sheet Date) reflected on the Balance Sheet are, and all accounts and notes receivable arising from or otherwise relating to the Business at the Closing Date will be, valid, genuine and fully collectible in the aggregate amount thereof, subject to normal and customary trade discounts. All accounts, notes receivable and other receivables arising out of or relating to the Business at the Balance Sheet Date have been included in the Balance Sheet.
       3.19.  Proprietary Rights.

          (a) Schedule 3.19(a) contains a list of all of Seller's Proprietary Rights, including but not limited to: (i) computer software, data and documentation; (ii) patents and patent applications; (iii) trademarks, tradenames and service marks and registrations thereof and applications therefor; (iv) registered copyrights and applications for copyright registration; and (v) logos; as well as licenses relating to any of the foregoing. Schedule 3.19(a) identifies the owner of each item listed thereon and, in the case of registrations and applications, the application or registration number and date.

          (b) Seller or Foster owns or has the right to use all of Seller's Proprietary Rights. Upon execution and delivery by Seller and Foster to Buyer of the instruments of conveyance contemplated by this Agreement, each item of Seller's Proprietary Rights will be owned or available for use by Buyer on identical terms and conditions immediately following the Closing, except as otherwise indicated on Schedule 3.19(b). Seller has taken reasonable measures to protect the proprietary nature of Seller's Proprietary Rights and to maintain in confidence the trade secrets and confidential information that it owns or uses in the Business. To Seller's and Foster's knowledge, no other Person has any rights to any item of Seller's Proprietary Rights or has any rights to any of Seller's Proprietary Rights, except that the items of Seller's Proprietary Rights identified on Schedule 3.19(a) as licensed to Seller are owned by the respective owners identified on Schedule 3.19(a), and, to Seller's or Foster's knowledge, no other Person is infringing, violating or misappropriating any of Seller's Proprietary Rights, except as otherwise indicated on Schedule 3.19(b).

          (c) Except as set forth in Schedule 3.19(b), to Seller's knowledge, none of the activities or business presently conducted by the Business infringes or violates, or constitutes a misappropriation of, any Proprietary Rights of any other person or entity. Except as set forth in Schedule 3.19(b), the Seller has not received any complaint, claim or notice alleging any such infringement, violation or misappropriation.

          (d) Except as set forth in Schedule 3.19(b), with respect to each item of Seller's Proprietary Rights:

               (i)  Seller possesses all right, title and
          interest in and to such item;

               (ii) such item is not subject to any outstanding judgment, order, decree, stipulation, injunction or any other encumbrance; and

               (iii)     Neither Seller nor Foster has agreed to
          indemnify any person or entity for or against any infringement, misappropriation or other conflict with respect to such item.

          (e) Schedule 3.19(a) also identifies each item of Seller's Proprietary Rights used in the operation of the Business that is owned by a party other than Seller. All licenses or other agreements pursuant to which Seller uses such items are listed on Schedule 3.19(a). Except as set forth in Schedule 3.19(b), with respect to each such item:

               (i)  the license or other agreement, covering such
          item is legal, valid, binding, enforceable and in full force and effect with respect to Seller and Foster, and, to Seller's and Foster's knowledge, with respect to every other party thereto;

               (ii) except as set forth in Schedule 3.19(b), each such license or other agreement to which Seller or Foster is a party is assignable by Seller or Foster to Buyer without the consent or approval of or any payment to any party, and all such licenses and other agreements will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, and the consummation of the transactions contemplated herein will not conflict with, result in a violation or breach of or constitute a default under (or would result in a violation, breach or default with the giving of notice or the passage of time or both) any such license or other agreement;

               (iii) except as set forth in Schedule 3.19(b), neither Seller or Foster, nor, to Seller's or Foster's knowledge, any other party is in breach or default under any such license or other agreement, and no event has occurred which, with notice and/or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration thereunder;

               (iv) to Seller's and Foster's knowledge, the underlying item of Seller's Proprietary Rights is not subject to any outstanding judgment, order, decree, stipulation or injunction; and

               (v) Seller or Foster has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to such item.

       3.20. Products. Each of the products produced or sold by Seller in connection with the Business (i) is, and at all times has been, in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations and (ii) is, and at all relevant times has been, fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmation of fact made on the container or liable for such products or in connection with its sale. To Seller's or Fosters' knowledge, there is no design defect with respect to any of such products.

       3.21. Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or Foster who might be entitled to any fee or commission from Buyer or Seller or any of their respective Affiliates upon consummation of the transactions contemplated by this Agreement.

       3.22. Other Information. To Seller's or Foster's knowledge, none of the documents or information delivered to Buyer in connection with the transactions contemplated by this Agreement and the Ancillary Agreements contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading.

       3.23. Environmental Compliance. (i) Seller and Foster have materially complied with all applicable foreign, national, federal, state and/or local laws (including without limitation case law, rules, regulations, orders, judgments, decrees, permits, licenses and governmental approvals) that are intended to protect the environment and/or human health or safety (collectively, "Environmental Laws"); (ii) neither Seller nor Foster has handled, generated, used, stored, transported or disposed of any substance or waste which is regulated by Environmental Laws, except for reasonable amounts of ordinary office supplies and/or office-cleaning supplies which have been handled in compliance with Environmental Laws; and (iii) to the knowledge of Seller or Foster, there are no "Environmental Liabilities." For purposes of this Agreement, "Environmental Liabilities" are any liabilities which (y) arise out of or in any way relate to Seller or any real estate at any time owned, used or leased by Seller, or Seller's or Foster's use or ownership thereof, whether vested or unvested, contingent or fixed, actual or potential, and (z) arise from or relate to actions occurring (including any failure to act) or conditions existing on or before the Closing Date.

       3.24. Representations. The representations and warranties of Seller and Foster contained in this Agreement, as modified by the corresponding schedules hereto, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

       3.25. Purchase for Investment. The Seller is acquiring the shares of Buyer Common Stock for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. The Seller agrees that the shares of Buyer Common Stock acquired by the Seller may not be sold, transferred or otherwise disposed of unless such shares are registered with the Securities and Exchange Commission and the securities regulatory authorities of certain states or unless an exemption from such registration is available.

       3.26. Consultants. Except as set forth on Schedule 3.26, there have been no consultants hired by Seller or employed by Seller in connection with the Business.

       3.27.  Site Licenses.   Except as set forth on Schedule
3.27, there have been no site licenses granted in connection with the Business by Seller to any third party.

       3.28.  Source Code Licenses.   There have been no source
code licenses of the core module granted by Seller of any Software manufactured and developed in connection with the Business.

       3.29.   Other Licenses.  Except as set forth on Schedule
3.29, there have been no source code licenses of task, tools and reader software modules granted by Seller in connection with the Business.

       3.30. Resellers, Distributors, etc. Except as set forth on Schedule 3.30, there have been no distributors, representatives or resellers of any software used in connection with the Business and purchased by the Buyer. Furthermore, except for the Seller, no other Person is authorized or licensed to distribute source code, developed or used in connection with the Business, to a third party.

                           ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF BUYER

       Buyer hereby represents and warranties to Seller that:

       4.01. Organization and Existence. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Massachusetts and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

       4.02. Corporate Authorization. The execution delivery and performance by Buyer of this Agreement and of each of the Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement and each of the Ancillary Agreements to which Buyer is a party constitute valid and binding agreements of Buyer.

       4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements require no action by or in respect of, or filing with, any governmental body, agency, official or authority.

       4.04. Non-Contravention. The execution and delivery of this Agreement by the Buyer, the performance by the Buyer of its obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene or conflict with the corporate charter or bylaws of the Buyer, (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Buyer; (iii) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Buyer or to a loss of any benefit to which the Buyer is entitled under any provision of any agreement, contract or other instrument binding upon the Buyer or any permit held by the Buyer or (iv) assuming the receipt of all required consents, result in the creation or imposition of any Lien on any asset of the Buyer.

       4.05. Common Stock. Buyer covenants and agrees that the Common Stock to be delivered to Seller in connection with this Agreement will, at the time of such delivery, be validly issued and outstanding and be fully paid and nonassessable.

                            ARTICLE V

                 COVENANTS OF SELLER AND FOSTER

       Seller and Foster jointly and severally agree that:

       5.01. Conduct of the Business. From the date hereof until the Closing Date, Seller shall conduct the Business in the ordinary course consistent with past practice, use its best efforts to preserve intact the business organization and relationships with third parties of the Business, and to keep available the services of the present employees of the Business. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, Seller will not:

          (a) merge or consolidate with any other Person or acquire a material amount of assets from any other Person;

          (b) sell, lease, license or otherwise dispose of any Purchased Assets except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice;

          (c) declare, set aside or pay any dividend or make any other distribution of assets of any kind whatsoever with respect to any Seller ownership interests, except that Seller may declare, set aside or pay to Foster a cash dividend provided, however, Seller maintains cash of at least $5,000 on and as of the Closing Date;

          (d) adopt or propose any change in its constitutional documents; or

          (e) agree or commit to do any of the foregoing.

Seller will not (i) take or agree or commit to take any action that would make any representation and warranty of Seller hereunder inaccurate in any respect at, or as of any time prior to, the Closing Date or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

       5.02. Access to Information. From the date hereof until the Closing Date, Seller (a) will give Buyer, its counsel, financial advisors, financing sources, auditors and other authorized representatives full access to the offices, properties, books and records of Seller related to the Business,
(b) will furnish to Buyer, its counsel, financial advisors, financing sources, auditors and other authorized representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and
(c) will instruct the employees, counsel and financial advisors of Seller to cooperate with Buyer in its investigation of the Business; provided that no investigation pursuant to this Section shall affect any representation or warranty given by Seller hereunder; and provided further that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller.

       5.03. Notices of Certain Events. Seller shall promptly notify Buyer of:

      (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

    (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting Seller or Foster or the Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or that relate to the consummation of the transactions contemplated by this Agreement.

       5.04.  Noncompetition and Nonsolicitation.  (a) Seller and
Foster agree that for a period of one (1) full year from the Closing Date, neither Seller, Foster nor any of their respective
Affiliates shall:

      (i) without the Buyer's prior written consent, directly or indirectly, alone or as a partner, joint venturer, officer, director, employee, consultant, agent, independent contractor, unpaid volunteer or stockholder of any company or business, engage in any business activity which is or may be directly or indirectly in competition with any of the products or services developed, marketed, licensed, distributed, planned or sold by Seller or Buyer. The ownership by Seller or Foster of not more than two percent of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or on Nasdaq shall not be deemed, in and of itself, to violate the prohibitions of this paragraph.

     (ii) solicit, divert or take away, directly or indirectly, whether alone or as a sole proprietor, partner, officer, director, consultant, employee, joint venturer, agent, representative, unpaid volunteer or independent contractor, whether for the Seller's or Foster's own interest or for the interest of any other person or entity, existing customers or business of Seller or Buyer or hire or attempt to hire, or solicit, receive or accept the performance of services by, or discuss with any employee of Seller or Buyer the employment of such employee by, any company, business organization or any other entity that develops, licenses, produces or manufactures any product or provides services that directly or indirectly compete with those developed, produced, licensed, manufactured or marketed by Seller or Buyer.

       (b) If any provision contained in this Section shall for any reason by held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law. Seller acknowledges that Buyer would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach. Seller agrees that Buyer shall be entitled to injunctive relief requiring specific performance by Seller of this Section, and Seller consents to the entry thereof.

       5.05. Confidentiality. Seller and Foster will hold, and will use its or his commercially reasonable best efforts to cause Seller's officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning Buyer or the Business furnished to Seller or Foster in connection with the transactions contemplated by this Agreement, and (after the Closing Date) all confidential documents and information concerning Seller, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Seller or Foster, (ii) in the public domain through no fault of Seller or Foster or (iii) later lawfully acquired by Seller or Foster from sources other than Seller or Buyer; provided that Seller may disclose such information to Seller's officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such persons are informed by Seller or Foster of the confidential nature of such information and are directed by Seller or Foster to treat such information confidentially. The obligation of Seller and Foster to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information but in no event less than a reasonable degree of care. If this Agreement is terminated, Seller and Foster will, and will use their best efforts to cause Seller's officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Buyer, upon request, all documents and other materials, and all copies thereof, obtained by Seller or Foster, or on their behalf from Buyer in connection with this Agreement that are subject to such confidence.

       5.06. Trademarks; Tradenames. As soon as practicable after the Closing Date, Seller shall eliminate the use of all of the trademarks, tradenames, service marks and service names used in the Business, in any of their forms or spellings, on all advertising, stationery, business cards, checks, purchase orders and acknowledgments, customer agreements and other contracts and all business documents.

       5.07. No Negotiation with Third Parties. From the date hereof until the Closing, Seller and Foster agree not to, directly or indirectly, through agent, representative, stockholder or otherwise: (i) solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider, any proposal of any third party relating to an investment in Seller or the acquisition of Seller, its capital stock, its assets (or rights thereto) or its business, in whole or in part, whether through direct purchase, merger, consolidation or business combination or licensing transaction (all such transactions being referred to herein as "Acquisition Proposals"); (ii) disclose to any third party any non-published information concerning Seller, its business, or financial condition in connection with an acquisition or investment in Seller, provided, however; Seller may disclose such information to its accountants and legal counsel, or (iii) withdraw their intention to engage in a transaction with Buyer. If Seller or Foster or any of Seller's employees, stockholders, agents, or representatives receive any unsolicited inquiry (however preliminary), offer or proposal, Seller or Foster shall promptly notify Buyer.

       5.08. Use of Proprietary Rights. Seller and Foster shall not use any source materials (any source code, algorithms, computer program designs, subroutines, system specifications and other technical information relating to the development and architecture of the software included in the Purchased Assets and the design, configuration, programming or protocol relating to such software) transferred as part of the Purchased Assets for its own benefit, or for the benefit of others, except, in the case of Foster who is a natural person, in his capacity as an employee of Buyer or for inadvertent and incidental uses as may be due to memories related to aspects of such source materials.

       5.09. Continuing Disclosure. Until the Closing, Seller and Foster shall have the continuing obligation promptly to advise Buyer with respect to any matter hereafter arising or discovered that, if existing or known at the date of this Agreement, would have been required to be set forth or described in a schedule to this Agreement, or that constitutes a breach or prospective breach of this Agreement by Seller or Foster. The delivery of any such notice shall not affect Buyer's remedies hereunder.


                           ARTICLE VI

                       COVENANTS OF BUYER

       Buyer agrees that:

       6.01. Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and will use their commercially reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Business or Seller furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been
(i) previously known on a nonconfidential basis by Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources other than Seller; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. The obligation of Buyer and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information but in no event less than a reasonable degree of care. If this Agreement is terminated, Buyer and its Affiliates will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Seller, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Seller in connection with this Agreement that are subject to such confidence.

       6.02. Software Engineer Support. Following the closing, the Buyer agrees to hire a full-time software engineer and make such engineer available to support the Software purchased by the Buyer.


                           ARTICLE VII

                    COVENANTS OF BOTH PARTIES

       The parties hereto agree that:

       7.01. Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Seller and Buyer each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer good and marketable title to the Purchased Assets.

       (b) Seller hereby constitutes and appoints, effective as of the Closing Date, Buyer and its successors and assigns as the true and lawful attorney of Seller with full power of substitution in the name of Buyer or in the name of Seller, but for the benefit of Buyer (i) to collect for the account of Buyer any items of Purchased Assets and (ii) to institute and prosecute all proceedings which Buyer may in its sole discretion deem proper in order to assert or enforce any right, title or interest in, to or under the Purchased Assets, and to defend or compromise any and all actions, suits or proceedings in respect of the Purchased Assets. Buyer shall be entitled to retain for its account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

       7.02. Certain Filings. Seller and Buyer shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.


                          ARTICLE VIII

                           TAX MATTERS

       8.01. Tax Definitions. The following terms, as used herein, have the following meanings:

       "Code" means the Internal Revenue Code of 1986, as amended.

       "Post-Closing Tax Period" means any Tax period (or portion thereof) ending after the Closing Date.

       "Pre-Closing Tax Period" means any Tax period (or portion thereof) ending on or before the close of business on the date preceding the Closing Date.

       "Taxes" means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs duties, or other Taxes, fee, assessments or other charges of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority (foreign or domestic), and the term "Tax" means any one of the foregoing taxes. The term "Returns" as used herein, means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, and "Return" means any one of the foregoing Returns.

       8.02. Tax Matters. Seller and Foster jointly and severally hereby represent and warrant to Buyer that:

       (a) Seller has timely paid all Taxes, and all interest and penalties due thereon and payable by it, for the Pre-Closing Tax
Period which will have been required to be paid on or prior to the Closing Date.

       (b) Seller has established, in accordance with generally accepted accounting principles applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay all Tax liabilities, assessments, interest and penalties which arise from or with respect to the Purchased Assets or the operation of the Business and are incurred in or attributable to the Pre-Closing Tax Period.

       (c) Seller has filed any and all necessary elections and has received confirmation that Seller is an "S Corporation" and has been an "S Corporation" (within the meaning of Section 1361(a)(1)) at all times from inception through the Closing Date. Foster has timely paid (or will pay) all Taxes arising from or with respect to the Purchased Assets or the operation of the Business, the nonpayment of which would result in a Lien on any Purchased Asset, would otherwise affect the Business or would result in Buyer becoming liable therefor.

       (d) There has not been any audit of any Return filed by the Seller with respect to, or which may relate to, items of income, gain, deduction, loss or credit of Seller, and no such audit of Seller is in progress and Foster has not received notice from any Tax authority that any such audit is contemplated or pending.

       8.03. Tax Cooperation; Allocation of Taxes. (a) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and the Business as is reasonably necessary for the filing of all Tax returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax return. Seller and Buyer shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Business and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this paragraph (a) of Section 8.03.

       (b) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the "Apportioned Obligations") shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period. Within 90 days after the Closing, Seller and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this
Section 8.03(b) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within 10 days after delivery of such statement. Thereafter, Seller shall notify Buyer upon receipt of any bill for real or personal property taxes relating to the Purchased Assets, part or all of which are attributable to the Post-Closing Tax Period, and shall promptly deliver such bill to Buyer who shall pay the same to the appropriate taxing authority, provided that if such bill covers the Pre-Closing Tax Period, Seller shall also remit prior to the due date of assessment to Buyer payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period. If either Seller or Buyer shall thereafter make a payment for which it is entitled to reimbursement under this Section 8.03(b), the other party shall make such reimbursement promptly but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section and not made within 10 days of delivery of the statement shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid.

       (c) Any transfer, documentary, sales, use or other Taxes assessed upon or with respect to the transfer of the Purchased
Assets to Buyer and any recording or filing fees with respect thereto shall be the responsibility of Seller.

       (d) The parties shall treat for all United States federal income tax purposes the transaction evidenced by this Agreement as a reorganization within the meaning of 368(a)(i)(c) of the Code.

                           ARTICLE IX

                        EMPLOYEE BENEFITS

     9.01. Employee Benefits Representations. Seller and Foster hereby represent and warrant to Buyer that:

     (a) Seller does not maintain, administer or contribute to, nor did Seller at any time in the past maintain, administer or contribute to, any (A) employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); (B) employee welfare benefit plan (as defined in Section 3(1) of ERISA; or (C) benefit arrangement, including but not limited to a contract, arrangement or policy providing for severance, insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits.

     (b) No employee of the Seller will become entitled to any bonus, retirement, severance or similar benefit or enhanced benefit solely as a result of the transactions contemplated hereby.

     (c) Except as disclosed in Schedule 9.01 hereto, there are no oral or written agreements or other arrangements with respect to present or former employees or consultants to which Seller is a party, or by which Seller is bound, and the employment of each employee of Seller is at-will.

       9.02. No Third Party Beneficiaries. No provision of this Article shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller in respect of continued employment (or resumed employment) with either Buyer or the Business or any of their Affiliates and no provision of this Article IX shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any benefit plan or arrangement that may be established by Buyer or any of its Affiliates. No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such plans or arrangements of Buyer or any of its Affiliates.

                            ARTICLE X

                      CONDITIONS TO CLOSING

       10.01. Conditions to the Obligations of Each Party. The obligations of Buyer, Seller and Foster to consummate the Closing are subject to the satisfaction or waiver of the following conditions:

      (a) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing.

      (b) No proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing shall have been instituted by any Person before any court, arbitrator or governmental body, agency or official and be pending.

      (c) Each of Buyer, Seller and Foster shall have executed and delivered to the other each of the Ancillary Agreements to be entered into at Closing, in each case substantially in the form attached as an Exhibit to this Agreement.

      (d) All actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Closing shall have been obtained.

       10.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction or waiver of the following further conditions:

       (a)(i) Seller and Foster shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing Date,
(ii) the representations and warranties of Seller contained in this Agreement as of the date hereof shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date and (iii) Buyer shall have received certificates signed by the President of Seller and Foster to the foregoing effect.

       (b) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall restrain, prohibit or otherwise interfere with the effective operation or enjoyment by Buyer of all or any material portion of the Purchased Assets.

       (c) Execution and delivery of other relevant agreements, including non-compete, employment agreements, trademark or software licenses, leases, supply, service or administrative agreements or other transition agreements.

       (d) Seller shall have received all Required Consents, all consents required under and referred to in Section 2.05, and all consents, authorizations or approvals from the governmental agencies referred to in Section 3.03, in each case in form and substance reasonably satisfactory to Buyer, and no such consent, authorization or approval shall have been withdrawn.

       (e) Buyer shall have received such closing documents as it may reasonably request, all in form and substance reasonably satisfactory to Buyer.

       (f) Assumed Liabilities shall be in the aggregate no greater than $5,000.

       (g) Buyer shall have physically received all source code and object code of all software forming part of the Purchased
Assets, fully documented, including all related technical and user documentation.

       (h) Buyer shall have physically received a bank check in an amount equal to all of Seller's cash, petty cash and cash equivalents on hand and in banks, such amount to be not less than $5,000 in the aggregate.

       (i) Seller and Foster shall have executed and delivered each of the Ancillary Agreements to be entered into by each of them at the closing, in each case substantially in the form attached as an exhibit to this Agreement.

       (j) Buyer shall have received all proper authorization to enter into this Agreement and the Ancillary Agreements.

       10.03.  Conditions to Obligations of Seller and Foster.
The obligation of Seller and Foster to consummate the Closing is subject to the satisfaction or waiver of the following further conditions:

       (a) (i) Buyer shall have performed in all material respect all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement as of the date hereof and in any certificate or other writing delivered by Seller pursuant hereto shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date and (iii) Seller shall have received a certificate signed by the Chief Financial Officer of Buyer to the foregoing effect.

       (b) Execution and delivery of other relevant agreements, including non-compete, employment agreements, trademark or software licenses, leases, supply, service or administrative agreement or other transition agreements.

       (c) Buyer shall have received all consents, authorizations or approvals from governmental agencies referred to in
Section 4.03, in each case in form and substance reasonably satisfactory to Seller, and no such consent, authorization or approval shall have been removed.

       (d) Seller shall have received all other closing documents it may reasonably request, all in form and substance reasonably satisfactory to Seller.

                           ARTICLE XI

                    SURVIVAL; INDEMNIFICATION

       11.01. Survival. The covenants, agreements, representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the third anniversary of the Closing Date or (i) in the case of Sections 5.04 and 5.05, for the period set forth therein, (ii) in the case of Sections 5.05 and 6.01, indefinitely; and (iii) in the case of the covenants, agreements, representations and warranties contained in Articles VIII or IX, until expiration of the applicable statutory period of limitations (giving effect to any waiver, mitigation or extension thereof), if later. Notwithstanding the preceding sentence, any covenant, agreement, representation or warranty in respect of which indemnity may be sought under Sections 11.02 or 11.03 shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right to indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

       11.02. Indemnification. (a) Seller and Foster hereby jointly and severally indemnify Buyer and its directors, officers, stockholders and Affiliates against and agrees to hold each of them harmless from any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding) (collectively, "Loss") incurred or suffered by Buyer or any of its directors, officers, stockholders and Affiliates arising out of:

      (i) any misrepresentation or breach of warranty, covenant or agreement made or to be performed by Seller and Foster pursuant to this Agreement (determined without regard to any materiality qualification contained in any representation, warranty or covenant giving rise to the claim for indemnity hereunder and whether or not discovered by Buyer prior to Closing); or

     (ii) the failure of Seller to assume full responsibility for any Excluded Liability or any obligation or liability of the Business relating to the Excluded Assets; provided however that Seller and Foster shall not be liable under this
   Section 11.02(a) unless the aggregate amount of Loss with respect to all matters referred to in this Section 11.02(a) exceeds $10,000; provided, further, that once the Loss exceeds $10,000, the Buyer shall be entitled to indemnification for the full amount of such Loss. The maximum liability of the Seller and Foster, in the aggregate, pursuant to this Section 11.02(a) shall be $190,000 plus the dollar value of all contingent payments calculated and issued to the Seller pursuant to Section 2.07(e).

      (b) Buyer hereby indemnifies Seller and Foster, their respective agents and affiliates against and agrees to defend and hold them harmless from any and all Loss incurred or suffered arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by Buyer pursuant to this Agreement. The maximum liability of the Buyer pursuant to this Section 11.02(b) shall be $190,000 plus the dollar value of all contingent payments calculated and issued to the Seller pursuant to Section 2.07(e).

       11.03. Environmental Indemnification. On the terms and subject to the conditions of this Article XI, Seller hereby agrees to indemnify, defend and hold harmless Buyer and its directors, officers, stockholders and affiliates from and against any and all Losses (including reasonable expenses of investigation (including, but not by way of limitation, investigation by engineers, environmental consultants and similar technical personnel)) incurred or suffered by Buyer or any of its directors, officers, stockholders and Affiliates arising out of, in respect of or in connection with Environmental Liabilities.

       11.04. Procedures; No Waiver. (a) The party seeking indemnification under Section 11.02 or 11.03 (the "Indemnified Party") agrees to give prompt notice to the party against whom indemnity is sought (the "Indemnifying Party") of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under such Section. The Indemnifying Party may, and at the request of the Indemnified Party shall, participate in and control the defense of any such third party suit, action or proceeding at its own expense. The Indemnifying Party shall not be liable under
Section 11.02 or 11.03 for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder.

       (b) No waiver of a closing condition by either Buyer or Seller shall limit its rights under Section 11.02.


                           ARTICLE XII

                           TERMINATION

       12.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

      (i) by mutual written agreement of Seller, Foster and Buyer;

     (ii) by either Seller or Buyer if the Closing shall not have been consummated on or before 11:59 p.m., Boston time, on September 30, 1997; provided, however, that the right to terminate this Agreement under this Section 12.01 shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

    (iii) by either Seller or Buyer if there shall be any law or regulation that makes the consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction;

     (iv) by Buyer, if there shall have occurred any Material
   Adverse Change in the financial condition, results of operations, business, properties, assets or operations of Seller since the date of this Agreement;

      (v) by Buyer, upon breach of any representation, warranty, covenant or agreement on the part of Seller or Foster set forth in this Agreement, or if any representation or warranty of Seller or Foster shall have become untrue, in either case such that the conditions set forth in Section 10.02(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue;

     (vi) by Seller, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue, in either case such that the conditions set forth in Section 10.03(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue.

       The party desiring to terminate this Agreement pursuant to this Section 12.01 shall give notice of such termination to the other party.

       12.02. Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of either party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful failure of either party to fulfill a condition to the performance of the obligations of the other party or to perform a covenant of this Agreement or from a willful breach by either party to this Agreement, such party shall be fully liable for any and all Losses incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 6.01 and
13.03 shall survive any termination hereof pursuant to
Section 12.01.

                          ARTICLE XIII

                          MISCELLANEOUS

       13.01. Notices. All notices, requests and other communications to either party hereunder shall be in writing
(including telex, telecopy or similar writing) and shall be given,

       if to Buyer, to:

           PAREXEL International Corporation
           195 West Street
           Waltham, MA  02154
           Attn:  William T. Sobo, Jr.
           Telecopy: (617) 487-9931

           with a copy to:

           William J. Schnoor, Jr.
           Testa, Hurwitz & Thibeault, LLP
           High Street Tower, 125 High Street
           Boston, MA 02110
           Telecopy: (617) 248-7100

       if to Seller, to:

           Perceptive Systems, Inc.
           P.O. Box 654
           Boulder, CO  80306-0654
           Attention:  Mr. Howard Foster
           Telecopy:

           with a copy to:

           Robert W. Planchard, Esq.
           Holland & Hart
           1050 Walnut Street
           Suite 500
           Boulder, CO 80302
           Telecopy:  (303) 473-2720

       if to Foster, to:

           Mr. Howard Foster
           1333 Wildwood Court
           Boulder, CO 80303

       or such other address or addresses as may be specified by written notice given in accordance with this provision.

       13.02.  Amendments; No Waivers.  (a) Any provision of this
Agreement may be amended or waived prior to the Closing Date if, and only if, such amendment or waiver is in writing and signed by the Buyer, Seller and Foster,

       (b) No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

       13.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense;
provided, however, all costs and expenses incurred by Seller shall be paid or reimbursed by Foster.

       13.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of his or its rights or obligations under this agreement without the consent of the other parties hereto.

       13.05. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the Commonwealth of Massachusetts, without regard to the conflicts of law rules of such state.

       13.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

       13.07. Entire Agreement. This Agreement (including the exhibits and schedules hereto) and the Ancillary Agreements between Seller, Foster and Buyer constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto. Neither this Agreement, nor the Ancillary Agreements, nor any provision hereof or thereof, is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

       13.08. Bulk Sales Laws. Buyer and Seller each hereby waive compliance by Seller with the provisions of the "bulk sales", "bulk transfer" or similar laws of any state. Seller agrees to indemnify and hold Buyer harmless against any and all claims, losses, damages, liabilities, costs and expenses incurred by Buyer or any of its Affiliates as a result of any failure to comply with any such "bulk sales", "bulk transfer" or similar laws.

       13.09. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

       13.10. Jurisdiction. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the federal courts of the Commonwealth of Massachusetts, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any obligation to venue laid therein. Process in any such action or proceeding may be served on any party anywhere in the world, whether within or without the Commonwealth of Massachusetts.

       13.11. Other Remedies; Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

       IN WITNESS WHEREOF, the parties hereto here caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                            PAREXEL INTERNATIONAL CORPORATION



                            By:  Josef H. von Rickenbach
                            Name:  Josef H. von Rickenbach
                            Title:  President and CEO


                            PERCEPTIVE SYSTEMS, INC.



                            By:  Howard W. Foster
                            Name:  Howard Foster
                            Title:  President